Exhibit 99.1

DRAGONWAVE INTRODUCES “AVENUE”; PAVING THE ROAD FOR SMOOTH TRANSITION TO MICROCELLULAR SOLUTIONS

Zoning-Friendly “Avenue” Platform Enables Service Providers to Quickly Scale Capacity, Increase In-building Service Coverage and Optimize Spectrum Usage

Ottawa, Canada, October 25, 2011 — With data usage per subscriber on their networks exploding, mobile operators are seeking quick and cost-effective ways to expand bandwidth capacity and increase spectrum allocations in critical areas. Mobile operators are increasingly turning to microcellular underlay networks to augment over-burdened macrocellular networks. Until now, the missing pieces of the puzzle to deploying cost-effective underlay networks has been the backhaul required to deliver capacity to the lamp post or light standard where these microcells are situated, as well as providing the infrastructure (power, environmental, switching, etc.) to support such deployments. With the new DragonWave Avenue, mobile operators can now meet this challenge.

DragonWave (TSX: DWI; NASDAQ: DRWI) will demonstrate its new Avenue solution in Booth 1615 at 4G World 2011, Oct. 24-27, at McCormick Place in Chicago.

“Yankee Group’s Mobile Operator clients expect to deploy 10-15 or more microcells for each macrocell in urban centers in order to meet anticipated coverage and capacity demands over the next three to five years,” said Jennifer Pigg, Yankee Group Vice President, Network Research.  “The cost structure for deploying and maintaining these tens of thousands of microcells must be completely different from that of a macrocell.  Mobile operators are demanding flexible solutions that can accommodate a multitude of backhaul topologies, and that are compact and easily installed to quickly and effectively meet the capacity demands of burgeoning mobile traffic.”

DragonWave’s Avenue flexibly accommodates a wide range of 3G or 4G microcellular RAN access units and leverages an integrated backhaul antenna array supporting up to three simultaneous backhaul beam paths using frequencies ranging from 2 GHz to 80 GHz to deliver 1.2 Gbps of aggregate, full-duplex capacity. Alternatively, the Avenue can be backhauled via fiber or DSL. The Avenue’s compact design allows it to be easily mounted on street lamps, traffic-light poles or building walls. The completely integrated nature of the Avenue unit addresses zoning-friendliness and ease of installation. RAN base stations integrated into the Avenue can be backhauled over distances up to 4 km/2.5 mi. The Avenue’s ultra-high capacity enables the support of a wide range of network topologies (self-healing rings, constrained meshes, point-to-point/daisy-chaining or multi-point). The Avenue extends DragonWave’s reputation for delivering the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services.

The DragonWave Avenue solution is the industry’s smallest device, utilizing the industry’s smallest antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure.

“The DragonWave Avenue is a valuable and timely solution for the competitive environment that we find ourselves in today,” said Peter V. Cappiello, Chief Operating Officer with Future Technologies (www.futuretechllc.com), a market-leading, full-service IT solution provider. “With bandwidth demand exploding—particularly in dense, urban areas—the DragonWave solution enables mobile operators to make strategic decisions to rapidly implement a cost-effective microcellular underlay with high-capacity backhaul to non-traditional cellular sites.”

Added Greg Friesen, Vice President, Product Management with DragonWave: “The Avenue is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul. The Avenue enables service providers to continue to successfully deliver on their SLAs (service-level agreements) and extract maximum value from their investment in spectrum.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024